UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of , December 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 459th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL

S.A. HELD ON DECEMBER 22nd, 2023

1.    DATE, TIME AND VENUE: On December 22nd, 2023, at 06:30 p.m. (São Paulo local time), held remotely, as provided for in Article 19, First Paragraph of the Internal Regulations of the Board of Directors and Technical and Consultant Committees (“Regulations”) of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call notice was waived, given the presence of all members of the Board of Directors, who subscribe these minutes, as provided for in Article 15, Second Paragraph of the Company’s Regulations, establishing, therefore, quorum in accordance with the Article 18 of the Company’s Regulations. The General-Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira was also present, as the Meeting Secretary.

3.   PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4.  AGENDA AND RESOLUTION: After examining the matters on the Agenda, the members of the Board of Directors present at the meeting unanimously decided as follows:

4.1. Proposal to Cancel Shares Held in Treasury: The proposal to cancel 10,968,371 common, book-entry, and non-par value shares, issued by the Company and held in treasury, with no reduction in the capital stock. These shares were repurchased throughout 2023, in the context of the Company’s own Share Buyback Program. The following members of the Fiscal Council were present, Mr.(s) Stael Prata Silva Filho, Gabriela Soares Pedercini and Luciana Doria Wilson, having previously analyzed the information, for the purpose of the Fiscal Council Meeting, and expressed a favorable opinion on said proposal. The members of the Board of Directors were also informed that the aforementioned information was previously analyzed and approved by the Audit and Control Committee. Therefore, the Board of Directors, taking into consideration the favorable opinion of the Fiscal Council and the favorable recommendation of the Audit and Control Committee, approved, unanimously, the cancellation of the shares in question, authorizing the timely call notice for an Extraordinary Shareholders’ Meeting to adjust the Company’s Bylaws to reflect the new number of shares into which the Company’s capital stock is divided.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 459th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL

S.A. HELD ON DECEMBER 22nd, 2023

5. CLOSING: there being no further matters to discuss, the Chairman of the Board of Directors declared the meeting adjourned and these minutes were drawn up. São Paulo, December 22nd, 2023.

I hereby certify that these minutes are a faithful copy of the minutes of the 459th Meeting of the Board of Directors of Telefônica Brasil S.A., held on December 22nd, 2023, drawn up in the Company’s book. This is a free English translation.

______________________________________ Breno Rodrigo Pacheco de Oliveira Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 26, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director